124 Main St ∙ PO Box 508

Delhi, New York 13753

(855) 413-3544

April 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance (“Staff”)

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

Re:	Delhi Bank Corp. (the “Company”)

Post-Qualification Amendment No. 6 to

Offering Statement on Form 1-A (the “Post-Qualification Amendment”)

Filed March 13, 2024

File No. 024-10818

SEC Letter dated April 9, 2024

Dear Staff:

On behalf of the Company, we submit this letter in response to comments from the Staff in its letter dated April 9, 2024 relating to the Company’s above-captioned Post-Qualification Amendment. As noted below, we have revised the accompanying draft Offering Circular which we plan to file as Post-Qualification Amendment No. 7 (to be dated as of the filing date) when the Staff indicates such responses satisfy your comments. For ease of reference, we have repeated each of your comments in bold below, with our response beneath.

Risk Factors

Our business is subject to interest rate risk, page 3

1.	Revise this risk factor to discuss how recent changes in interest rates have impacted your business. For instance, we note that you have experienced a significant outflow of deposits, particularly non-interest bearing deposits, which has impacted your net interest margin. We also note that you identified an unrecognized loss on your securities portfolio.

Our outflow in deposits in 2023 was driven primarily by the loss of a large municipal deposit and a large commercial deposit. The loss of each deposit was related to liquidity needs of the applicable borrower and not interest rate fluctuations. Notwithstanding the foregoing, we have added disclosure to our interest rate risk factor addressing deposit account fluctuations and impacts to our securities portfolio related to recent changes in interest rates.

Our Business

Lending Activity, page 23

2.	We note your disclosure on page 24 that you engage in multi-family lending. If a material percentage of your multi-family loans are secured by properties covered by rent-stabilization or other provisions, revise your disclosure to provide a disaggregation of your multi-family portfolio and the portion secured by rent-stabilized properties. Consider revising your risk factor disclosure depending on your response.

We acknowledge the Staff’s comment and confirm that we do not have multi-family loans secured by properties covered by rent-stabilization or similar provisions in our loan portfolio. Therefore, we respectfully submit that revisions to our disclosures related to this topic are not necessary.

Liquidity Management, page 40

3.	We note your disclosure on page 33 stating that the Bank experienced a significant increase in overnight borrowings due to the decrease in deposit balances during 2023, as well as your disclosure on page 40 that you have an Asset/Liability Committee. Please revise your disclosures for the following:

●	Further describe the Bank’s processes for monitoring liquidity and/or interest rate risk, including a description of how the Bank’s corporate governance policies and procedures seek to manage risk. For example, discuss the information provided to the Asset/Liability Committee to manage the Bank’s interest rate risk and how it is used.

In the “Interest Rate Management” subsection of the Management’s Discuss and Analysis (“MD&A”) section of our Offering Circular, we disclose that the Bank has an Asset/Liability Committee. This is a management committee, which coordinates all aspects involving Bank asset/liability management. We believe the Company’s and the Bank’s corporate governance policies and procedures to manage risk addresses interest rate risk and liquidity management at the Bank and is appropriately tailored to the size of the Bank from an asset, human resources and leadership perspective. Senior management continuously monitors Bank assets and liabilities, market conditions and relevant industry reports to effectuate and benchmark the strategic and risk management plans of the Bank. We have added disclosure to this effect to the “Interest Rate Management” subsection of the MD&A section of our Offering Circular.

●	Provide clear disclosure of the Bank’s overnight borrowings, including any terms and the interest rate paid on the borrowings, as part of your liquidity management and their related impact on your net interest margin.

We acknowledge the Staff’s comment and have added the requested disclosure to the “Borrowings” subsection of the MD&A section of the Offering Circular.

●	In regards to the decrease in deposit balances, discuss the factors driving the change and the effects such deposit changes have on the bank’s liquidity and funding costs. For example, disclose the types of deposits where the decrease was impacted and discuss any changes in the overall composition (e.g., decrease in savings, increase in time, etc.) of your deposits and how it impacts your liquidity, funding costs and net interest margin.

Please see the disclosure added to the “Deposit Accounts” subsection of the “Business” section and the “Deposits,” “Borrowings” and “Net Interest Income” subsections of the MD&A section of the Offering Circular.

4.	Please revise your disclosure to provide a complete discussion, including quantitative information, of the Bank’s available sources of liquidity. As an example, consider including tabular disclosure summarizing the total borrowing capacity by type (e.g., Federal Home Loan bank borrowings, etc.) less borrowings outstanding to arrive at remaining capacity, and then adding in others sources of liquidity, such as cash, securities, etc. to arrive at total available liquidity.

We had repeated the disclosure concerning our Federal Home Loan Bank overnight borrowings in our sources of liquidity. We do not have long-term borrowings or borrowings with correspondent banks at December 31, 2023. Disclosure about our cash and securities are available in our financial statements and other tables in the MD&A. As an issuer that is not a public reporting company, we are not aware of a SEC requirement for a bank holding company to aggregate all sources of liquidity on a quantitative basis in one tabular disclosure. We have provided narrative disclosure of our sources of liquidity.

If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

There is no participant in our offering required to clear compensation arrangements with FINRA.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or the undersigned if you have any questions regarding this matter.

Sincerely,

/s/ Peter V. Gioffe
Peter V. Gioffe
President

cc:	Abby E. Brown, Esq., Squire Patton Boggs (US) LLP